Exhibit 2.1

MEMORANDUM OF AGREEMENT

Dated:  July 5, 2005

Wilmington Trust Company, not in its individual capacity but solely as Owner Trustee under the Owner Trust agreement dated September 11, 1985 hereinafter called the Sellers, have agreed to sell, and

U.S. Shipping Partners L.P, a Delaware limited partnership or their guaranteed nominee hereinafter called the Buyers, have agreed to buy

Name:  M/V GUS W. DARNELL

Classification Society/Class:  American Bureau of Shipping + AI Tanker, Ice Strengthened C, ACCU, IGS

Built:	1985	By:	Tampa Shipyards, Inc.

Flag:	U.S.	Place of Registration: Philadelphia, PA

Call Sign:		Grt/Nrt:	21,471GT ITC;19,037 GRT /8,079 NT ITC;
			13,660 NRT

Official Number:		684689

hereinafter called the Vessel, on the following terms and conditions:

Definitions

“Banking days” are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.

“In writing” or “written” means a letter handed over form the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.

“Classification Society” or “Class” means the American Bureau of Shipping (“ABS”).

1.                                      Purchase Price

Twenty-Five Million Dollars (U.S. $25,000,000)

2.                                      Deposit

As security for the correct fulfillment of this Agreement the Buyers shall pay a deposit of 10% (ten per cent) of the Purchase Price within three (3) banking days from the date of signing this Agreement.  This deposit shall be placed with Hill, Betts & Nash LLP, One World Financial Center, 200 Liberty Street, 26th Floor, New York, NY 10281.

3.                                      Payment

The said Purchase Price shall be paid in full free of banking charges to Sellers’ nominated account as follows:

Bank name:	HSBC
City, State:	Buffalo, NY
ABA #:	021001088
Account Name:	Household Commercial
Account #	000847402

on delivery of the Vessel, but not later than 3 banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with Clause 5 provided that if the Navy redelivers the Vessel before the Buyers are obligated to make payment hereunder, the Buyers will accept appointment by the Sellers to act as Sellers’ agent to insure, husband and protect the Vessel pending payment of the Purchase Price as per the last paragraph of Clause 6 .

4.                                      Inspections

The Buyers have inspected and accepted the Vessel’s classification records.  The Buyers have also inspected the Vessel in Singapore on May 17, 2005 and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.—See Clause 17

5.                                      Notices, time and place of delivery

a)                                      The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and Sellers shall use their best efforts to provide the Buyers with 30, 7, 5 and 1 days notice of the estimated time of arrival at the intended place of drydocking/delivery. If, in accordance with clause 6, the Vessel is to be delivered to the Buyers simultaneously with redelivery from the Navy, the Sellers shall give the Buyers a written Notice of Readiness for delivery upon the determination that the Vessel is in the condition described in clause 6(a) or 6(b).  Should the Vessel be found to be in the condition described in clause 6(c), the Sellers shall give the Buyers a written Notice of Readiness for delivery when the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement,

b)                                     The Vessel shall be delivered and taken over charter free, and subject to having received the Vessel in such condition from the Navy,  free of cargo, in a gas free condition safe for men and safe for fire at a safe berth in Singapore designated by the Sellers, provided that if the Navy redelivers the Vessel to the Sellers with cargo, slops and sludge, Buyers will have same removed from the Vessel with the costs of removal and gas freeing the Vessel (safe for men, safe for fire) to be for Sellers’ account.

Expected time of delivery:    between September 10, 2005 and October 10, 2005

Date of canceling (see Clauses 5 c), 6 b)(iii) and 14):  October 11, 2005—See Clause 6 and Clause 18

c)                                      If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the canceling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new canceling date.  Upon receipt of such notification the Buyers shall have the option of either canceling this Agreement in accordance with Clause 14 within 7 running day s of receipt of the notice or of accepting the new date as the new canceling date.  If the Buyers have not declared their option within 7 running days of receipt of the Sellers’ notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new canceling date and shall be substituted for the canceling date stipulated in Clause 5 b).

If this Agreement is maintained with the new canceling date and all other terms and conditions hereof including those contained in Clause 5 a) and 5 c) shall remain unaltered and in full force and effect.  Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original canceling date.—See Clause 18

d)                                     Should the Vessel become an actual, constructive or compromised total loss before delivery, the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.                                      Drydocking/Diver Inspection—See Clause 17

a)                                      Upon arrival at a safe anchorage off Singapore Sellers will make the Vessel available for a visual underwater inspection and videotaping by diver approved by ABS for the purpose of ascertaining the existence of damage to the Vessel’s bottom and underwater parts below the Vessel’s deepest loadline.  The Buyers and Sellers have the right to attend this underwater inspection and to review the videotape.  If the diver’s inspection report discloses no damage or damage reasonably estimated by the Buyers and the Sellers to cost less than U.S. $ † in the aggregate to repair in Singapore, the closing under this Agreement shall take place simultaneously with the redelivery of the Vessel to Sellers from the US Navy (the “Navy Redelivery’’) and the Vessel will be delivered to Buyers in the condition specified in Clause 11 (i.e., with her class maintained without condition/recommendation.)

b)                                     If the diver’s inspection report identifies repairs reasonably estimated by the Buyers and the Sellers to cost more than $ † but less than U.S. $ † to correct in Singapore and such repairs are reasonably estimated by the Buyers and the Sellers to be capable of being effected in less than 30 days from the date of the Navy Redelivery, Buyers shall, notwithstanding the requirements of Clause 11 with respect to Class, accept the Vessel and the closing under this Agreement shall take place simultaneously with the Navy Redelivery, provided that, subject to the “basket-costs” provisions of Clause 17, the costs and expenses of correcting such repairs shall be for the account of the Sellers.  Sellers shall have no liability for loss of use during the time necessary to effect such repairs.

c)                                      If the diver’s inspection report identifies repairs reasonably estimated by the Buyers and the Sellers to cost more than U.S. $ † to correct in Singapore or such repairs, although estimated to cost less than U.S.$ † , are reasonably estimated by the Buyers and the Sellers not to be capable of being effected in less than 30 days from the date of the Navy Redelivery, Buyers shall have the option to either

 (i) cancel this Agreement within 3 days of receipt of the diver’s report, in which event the deposit referred to in Clause 2 shall be released and returned forthwith in full to the Buyers together with interest earned thereon, if any; or

(ii) confirm this Agreement within 3 days from receipt of the diver’s report.

If the Buyers and the Sellers are unable to agree on the cost or time to complete the repairs required under this clause 6, the dispute shall be referred to the ABS Group, or if the ABS Group declines to act, to a major Singapore shipyard on which the Buyer and the Seller mutually agree for a determination of the cost of repairs which determination shall be conclusive and binding on the Sellers and the Buyers. The Sellers will give due consideration to a shipyard nominated by Buyers and if the Sellers do not accept the Buyers’ shipyard the Sellers shall select a major Singapore shipyard of its choosing and pay the cost due such shipyard for its estimate .

If Buyers have not declared their option to cancel within such 3 day period, Buyers shall be deemed to have confirmed this Agreement.  If Buyers confirm this Agreement or are deemed to have confirmed this Agreement, delivery of the Vessel shall be postponed, the canceling date referred to in Clause 5b) shall be extended and Sellers shall arrange and pay for such repairs.  When such repairs have been completed, the closing under this Agreement shall take place and Sellers shall (subject to clause 20 hereof) deliver the Vessel in the condition specified in Clause 11 (i.e., with her class maintained without condition/recommendation).

If requested by Sellers during the period when the repairs referred to in the preceding paragraph are being effected, Buyers will act as Sellers’ agent for the purposes of supervising Sellers’ repairs, safeguarding and insuring the Vessel, all at Sellers’ expense.  If so appointed, Buyers will receive a fee for such services of $ † per day which will be in addition to Buyers being reimbursed for expenses incurred for the Sellers’ account.

7.                                      Spares/bunkers, etc.

The Sellers shall deliver the Vessel to the Buyers with everything owned by the Sellers belonging to her on board and on shore † .  Forwarding charges, if any, shall be for the Buyers’ account † .  The radio installation and navigational equipment shall be included in the sale without extra payment if they are the property of the Sellers.  Sellers undertake to provide Buyers with a complete list of any components of the radio installation and navigational equipment which are not the property of Sellers or the Navy and will not be included in the sale as soon as possible but not later than 30 days after this Agreement has been signed.  Unused stores and provisions belonging to the Sellers shall be included in the sale and be taken over by the Buyers without extra payment.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Sellers’ flag or name, provided they replace same with similar unmarked items.  Library forms, etc., exclusively for use in the Sellers’ vessel(s), shall be excluded without compensation.  Captain’s, Officers’ and Crew’s personal belongings including the slop chest are to be excluded from the sale, as well all items which are the property of the Navy or the Vessel operator, Ocean Champion Shipping, Inc.

See Clause 19

The Buyers shall take over the remaining bunkers and unused lubricating oils in storage tanks and sealed drums and pay the current net market price quoted by Platt’s Singapore spot prices less all discounts (excluding barging expenses) at the port and date of delivery of the Vessel.

Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

8.                                      Documentation—see Clause 21

9.                                      Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from any and all charters, encumbrances, mortgages and maritime liens or any other debts or claims whatsoever.  The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.                               Taxes, etc.

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ register shall be for the Sellers’ account.

11.                               Condition on delivery—See Clause 20

The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted.  However, subject to the provisions of Clause 6, the Vessel shall be delivered with her class maintained without condition/recommendation*,  and with her classification certificates and national and international certificates, as well as all other certificates the Vessel had at the time of inspection, clean and valid at the time of delivery, provided that if there is average damage affecting the Vessel’s class at the time of delivery, subject to the provisions of Clauses 6 and 17, Buyers will repair any such average damage and bill Sellers for same.  Sellers will reimburse Buyers for such repairs promptly upon receipt of an invoice for same.

*                                         Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

“Inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4  and Clause 17.

12.                               Name/markings

Upon delivery to Buyers undertake to change the name of the Vessel and alter funnel markings.

13.                               Buyers’ default

Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.

Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers.  If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14.                               Sellers’ default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready to validly complete a legal transfer by the date stipulated in the last line of Clause 5 b), the Buyers shall have the option of canceling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 21.  If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line the last line of Clause 5 b) and new Notice of Readiness given, the Buyers shall retain their option to cancel.  In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.

Should the Sellers fail to give Notice of Readiness by the date stipulated in the last line of Clause 5 b) or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15.                               Buyers’ representatives—See Clause 22

After this Agreement has been signed by both parties and the deposit has been lodged, the Buyers have the right to place two representatives on board the Vessel at their sole risk and expense until delivery.  These representatives are on board for the purpose of familiarization and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel.  The Buyers’ representatives shall sign the Sellers’ letter of indemnity prior to their embarkation.

16.                               Arbitration

This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the Law of the State of New York and should any dispute arise out of this Agreement, the matter in dispute shall be referred to three persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for purpose of enforcing any award, this Agreement may be made a rule of the Court.

The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc., New York

Clauses 17-28 attached hereto form an integral part of this Agreement.

Clause 17

The Vessel is being sold “as is” with Class maintained, free of recommendations, subject only to a price adjustment to account for material adverse changes in her condition which have occurred since the date of inspection at Singapore on May 17, 2005.  For purposes of this Agreement “material adverse changes” mean changes in the condition of the Vessel which have occurred between May 17, 2005 and delivery which will cost in excess of U.S. $ † in the aggregate to repair in a Singapore shipyard.  The scope of the delivery inspection will be solely to ascertain that no event or incident has occurred between May 17, 2005 and the delivery which has caused material adverse changes in the condition of the Vessel.

The Buyers shall not seek reimbursement from the Sellers from the first U.S. $ † in the aggregate (“basket-costs”) for (i) the costs to replace any components of the Vessel’s radio installation and navigational aids which will be removed by the Sellers or the Navy and are required by the Buyers for the safe commercial operation and navigation of the Vessel, plus (ii) the costs to repair average damage to the Vessel, plus (iii) the costs to effect repairs to the Vessel under Clause 6.  The expenses in connection with putting the Vessel in and taking her out of drydock, as well as drydock dues, shall be prorated between Sellers and Buyers based upon their respective responsibilities for paying the costs of repairs while the Vessel is drydocked.

Clause 18

If the Vessel has not been delivered by 12:00 hours EDST on October 11, 2005, then the Buyers shall have the right to maintain or cancel this Agreement by notifying the Sellers in writing of their decision which shall be given before 17:00 hours EDST on October 11, 2005 (subject to Clause 5 c and Clause 6 c).  In the event that the Buyers elect to cancel the sale, then the deposit referred to in Clause 2 of this Agreement and any interest earned shall be immediately released to the Buyers and this Agreement shall be considered null and void without further action or liability on the part of either party.  If the Buyers do not elect to cancel the sale, then the Sellers and Buyers shall mutually agree to a new delivery date and new canceling date and the Vessel shall be delivered to the Buyers as soon as possible otherwise in accordance with the terms and conditions of this Agreement.  Any such new delivery date and new canceling date shall be incorporated in an addendum to this Agreement which shall be signed promptly by both parties.

Clause 19

There will be no hired or leased or third parties’ equipment on board the Vessel at the time of delivery to Buyers under this Agreement.

Clause 20

The Vessel’s fourth special survey is due on September 30, 2005.  If the Vessel is delivered under this Agreement after September 30, 2005, then Buyers acknowledge and accept that the Vessel will be delivered with no clean certificates.  The Buyers acknowledge that the costs of the Vessel’s fourth special survey and any repairs required to complete and comply with the survey are for Buyers’ account.

Clause 21

The closing of the delivery of, and transfer of title to, the Vessel by Sellers to Buyers shall take place at the offices of Hill, Betts & Nash LLP, One World Financial Center, 200 Liberty Street, 26th Floor, New York, NY 10281.  At such closing:

A.                                   Sellers shall deliver to Buyers:

1.                                       Original Bill of Sale in triplicate, notarized in proper form for recording in the U.S. Coast Guard (attaching a copy of the Vessel’s current Certificate of Registry), transferring title to the Vessel and everything belonging to her to the Buyers free from all debts, encumbrances, mortgages and maritime liens or any other debts whatsoever and warranting such title;

2.                                       Original Certificate of Ownership and Encumbrance issued by the U.S. Coast Guard dated the Closing date evidencing Seller’s ownership of the Vessel free and clear from all registered encumbrances;

3.                                       Certified and notarized resolutions of the Board of Directors and shareholders of Sellers authorizing or ratifying the sale of the Vessel to Buyers on the terms set forth in this Contract, the execution and delivery of any documents required in connection with the sale and the appointment of Sellers’ Attorneys-in-Fact;

4.                                       Copies of Sellers’ Certificate or Articles of Incorporation and By-Laws and an Incumbency Certificate of Sellers certified by an officer of the Sellers;

5.                                       Notarized Power of Attorney authorizing officers and Attorneys-in-Fact of Sellers to execute and deliver all documents relevant to the sale and delivery of the Vessel, including the Bill of Sale for the Vessel;

6.                                       Subject to the provisions of Clause 6, Confirmation of Class Certificate issued by the American Bureau of Shipping not earlier than two (2) days prior to the Closing, confirming that the Vessel is in class (Sellers will fax this Certificate to Buyers upon receipt of same from American Bureau of Shipping);

7.                                       A certificate of an officer of the Sellers to the effect that (a) the transactions provided in this Agreement will not (i) contravene any provision of the Articles of Incorporation or By-Laws of the Seller, (ii) result in any violation of or be in conflict with any law, statute, governmental regulation or order applicable to the Sellers or their corporate parents, (iii) constitute a breach of any instrument or agreement to which the Sellers or their corporate parents are a party or by which they or their respective properties may be bound, and (b) all necessary governmental and third parties filings have been made and all required permissions or licenses and all necessary governmental and third parties approvals have been obtained by Sellers and same are in full force and effect;

8.                                       Written instructions directing the Master of the Vessel or the Sellers’ representative at the port of delivery to deliver physical possession of the Vessel to the Buyers’ representatives;

9.                                       Confirmation from Sellers’ P&I Club that the Vessel has been entered in such club until the date of the Closing;

10.                                 Commercial invoice giving the quantity and prices of bunkers and lubricating oils;

11.                                 Copies of Vessel’s current trading certificates, including Radio License, International Tonnage Certificate, Safe Manning Certificate, Tonnage Measurement Survey, Panama Canal Tonnage Certificate, Suez Canal Tonnage Certificate, Safety Management Certificate (SMC), Document of Compliance (DOC), ITC 69, Tonnage Measurement Certificate, and ISPS Certificate; Duplicate certificates need not be delivered.

12.                                 Letter from Sellers certifying the last ten (10) port calls made by the Vessel;

13.                                 Copies of any warning letters issued by the U.S. Coast Guard and by the comparable agencies of any of the governments of the European Union for the period from January 1, 2004 to the date of the Closing;

14.                                 Copies of the following most recent Survey Reports of American Bureau of Shipping:

a.                                       Classification Special Survey, Hull;

b.                                      Classification Special Survey, Machinery and Electrical Equipment;

c.                                       Classification Drydocking Survey or Underwater Examination in Lieu of Drydocking;

d.                                      Load Line Survey;

e.                                       Safety Construction Survey;

f.                                         Safety Radio Survey;

g.                                      Safety Equipment Survey;

h.                                      International Oil Pollution Prevention (IOPP) Survey; and

15.                                 Classification Society Statement or Affidavit dated not more than ten (10) days prior to the Closing.  Such classification statement must contain the following four (4) key elements:

a.                                       A list of all existing conditions, recommendations and deficiencies against the Vessel’s classification that are outstanding at the date of the statement;

b.                                      A list of the Statutory Certificates which American Bureau of Shipping is prepared to issue;

c.                                       The status of all current relevant Statutory Surveys, setting forth the dates of completion of each; and

d.                                      An indication of any reasons, to the extent know by American Bureau of Shipping, why the Vessel is presently not fit to proceed to sea prior to the completion of any outstanding item as noted in a. above.  If there are no apparent reasons known to American Bureau of Shipping, this should be stated.

B.                                     Buyers shall deliver to Sellers:

1.                                       Payment of U.S.$22,500,000 (Twenty-Two Million Five Hundred Thousand United States Dollars) representing the balance of the Purchase Money;

2.                                       Payment for bunkers and lubricating oils as provided in Clause 7;

3.                                       Notarized Power of Attorney authorizing the officers and Attorney-in-Fact of Buyers to execute and deliver all documents relevant to the purchase of the Vessel, including this Contract; and

4.                                       Notarized copy of certified resolutions of the Board of Directors of Buyers authorizing or ratifying the purchase of the Vessel from Sellers on the terms set forth in this Contract and authorizing the execution and delivery of any other documents required in connection with the purchase.

C.                                     Buyers and Sellers shall execute:

1.                                       Joint irrevocable written instruction to Hill, Betts & Nash LLP to release the deposit to the Sellers and to release any interest earned thereon to the Buyers; and

2.                                       Protocol of Delivery and Acceptance fixing the place, date and time of the transfer of title to the Vessel.

Clause 22

The Buyers’ right to place representatives aboard the Vessel as per Clause 15 shall be subject to Seller’s receipt of approval from the Vessel’s bareboat charterer which approval Sellers shall exercise their best efforts to obtain.

Clause 23

The Sellers represent and warrant to the Buyers that the Vessel in Sellers’ ownership is eligible to be documented under U.S. flag for a coastwise endorsement pursuant to the leasing provisions of 46 USC 12106(e) .

Buyers represent and warrant to the Sellers that it is a U.S. Citizen within the meaning of Section 2 of the U.S. Shipping Act, 1916, as amended, eligible to document the Vessel for a coastwise endorsement.

Clause 24

This Agreement or any interest herein may not be assigned by either party without the prior written consent of the other.  Any assignment by either of the parties hereto in violation of the foregoing sentence shall be void.  This Agreement may not be modified in any respect except in writing signed by both parties and shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Clause 25

If the Sellers shall be unable to deliver the Vessel or the Buyers shall be unable to accept delivery of the Vessel due to outbreak of war, restraint of Government, Princes or People, or other reasons that may be brought about by Force Majeure, Sellers or the Buyers may terminate this Contract without any liability upon either party and in such event the deposit referred to in Clause 2 hereof shall be released and returned forthwith in full to the Buyers together with interest thereon, if any.

Clause 26

The parties hereto agree that the price, terms and conditions of this Agreement will not be disclosed until it may be otherwise mutually agreed, unless such disclosure is required to be made in order to comply with any law, regulation, order or process binding on either of the parties or their respective parents, subsidiaries, agents, directors, officers or legal or accounting advisors.

Clause 27

The purchase of the Vessel under this Agreement is conditioned upon the approval of the Board of Directors of U.S. Shipping Partners L.P. within five (5) banking days from the date this Agreement has been signed by both parties.

If the Board of Directors of U.S. Shipping Partners L.P. fails to so approve the purchase of the Vessel, the deposit referred to in Clause 2 and any interest earned shall be released immediately to the Buyers and this Agreement shall be considered null and void without any further action or liability by either party.

Clause 28

All notices hereunder shall be in writing or by fax, telegram or email and shall be addressed to the Sellers:

Wilmington Trust Company, Owner Trustee

Attention : Tira Johnson

Rodney Square North

Delaware 19890

Tel No            302-636-1924

Fax No. 302-636-4140

With a copy to

Household Commercial Finance
c/o Timothy P. Shanley
HSBC
2700 Sanders Road
Prospect Heights, IL 60070
Phone: 847-564-6196
Fax: 847-205-7450

And

Roy G Bowman

Thompson Coburn LLP

1909 K ST. N.W. –6th Floor
Washington D.C.

Phone 202-585-6944
Fax 202-585-6969

Or to Buyers:

U.S. Shipping Partners L.P.
399 Thornall St.—8th Floor
Edison, NJ 08837
	Attn:	Mr. Joseph P. Gehegan
	Fax No.	(732) 635-1924
	Tel No.	(732) 635-2701
	Email	jgehegan@usshipllc.com

With a copy to:

Hill, Betts & Nash LLP
One World Financial Center
200 Liberty Street, 26th Floor
New York, N.Y. 10281
	Attn:	Gregory W. O’Neill
Mark A. Lowe
	Fax No.	(212) 466-0514
	Tel No:	(212) 839-7000
	Email:	goneill@hillbetts.com
mlowe@hillbetts.com

IN WITNESS WHEREOF the parties have signed and executed this Agreement the day and year first above written.

THE BUYERS:	THE SELLERS:
U.S. Shipping Partners L.P.	Wilmington Trust Company
As Owner Trustee u/a/dtd 9/11/85

By:	By:
Jeffrey M. Miller	Tira L. Johnson
Vice President-Chartering	Financial Services Officer

†      Confidential treatment of omitted portions applied for